Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On June 16, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”) and Howard Cosgrove, Chairman of the NRG Board, ,issued the following letter to NRG stockholders.

NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540
June 16, 2009
Dear NRG Stockholders:
At NRG’s Annual Meeting on July 21, 2009, you will be asked to re-elect four currently serving members to your Board of Directors. This year’s meeting is extremely important because Exelon Corporation is seeking to elect its own slate of directors to the NRG Board as part of its scheme to expand your Board to 19 total directors and elect up to nine Exelon nominees to the NRG Board. This scheme is simply another attempt by Exelon to force through what we believe to be an inadequate and highly conditional exchange offer.
NRG’S BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS:
•	Vote “FOR” NRG’s four experienced and highly qualified INDEPENDENT directors — John F. Chlebowski, Howard E. Cosgrove, William E. Hantke and Anne C. Schaumburg; and

•	Vote “AGAINST” Exelon’s proposal to expand your Board and thereby reject the Exelon expansion slate of nominees.
Please sign, date and return the enclosed WHITE proxy card today, and discard Exelon’s blue proxy card. Do not vote the Exelon proxy card at all as it may cancel your previous vote for NRG.
IN OUR OPINION, EXELON’S PROPOSAL DOES NOT FAIRLY COMPENSATE
NRG STOCKHOLDERS FOR THE FUNDAMENTAL VALUE OF YOUR
NRG INVESTMENT. . .
NRG’s Board rejected Exelon’s proposal to exchange each NRG share for 0.485 shares in Exelon after determining that the proposal is not in the best interests of NRG stockholders for a variety of reasons but most importantly because it materially undervalues NRG.
Consider for yourself what we see as some of the most serious concerns regarding Exelon’s inadequate and highly conditional proposal:
•	Exelon’s Proposal Undervalues NRG Stockholders’ Cash Contribution: Under Exelon’s proposed exchange ratio, NRG stockholders would own only approximately 17% of the combined company, yet NRG would be contributing an annual average of 30% of the combined recurring free cash flow through at least 2012. NRG’s Board believes that 17% ownership in exchange for 30% cash contribution simply is unfair to NRG stockholders.

•	Exelon’s Near Zero Premium Offer to NRG Stockholders: Based on recent closing prices (6/12/09) for both stocks, Exelon’s offer represents a premium of only 0.7% to NRG stockholders. Exelon likes to point out that its exchange offer represented a 37% premium to the NRG share price back when their offer was first made public on October 17, 2008. Our view is: That was then and this is now. The relative value proposition that should matter to all NRG stockholders is today, after months of demonstrated value creation by NRG, not last October during the market dislocation that occurred at the height of the near meltdown of the global financial sector.

•	Exelon’s Proposal Exposes NRG Stockholders to Unaddressed Combination and Transaction Risks: Even after the passage of eight months, Exelon has offered no business plan for the combined company or otherwise provided meaningful details with respect to its sources of debt financing, credit rating impacts, clarity on asset sales, size or timing of equity issuance, hedging or collateral plan, management team or approach to implementing NRG’s robust growth strategy. Moreover, Exelon’s offer continues to remain subject to an extensive list of conditions.
. . .AND WE BELIEVE THE VALUE PROPOSITION HAS WORSENED AS EXELON’S
PERFORMANCE AND OUTLOOK HAS DECLINED. . .
With no floor under its offer price, as Exelon’s stock price has declined, so has the value you would receive under its “fixed exchange ratio” offer. Over the last eight months, Exelon’s stock price has decreased by approximately 7%, resulting in a similar decrease in value for NRG stockholders. As a result, Exelon would need to increase its proposal by approximately 8% just to lift its offer back to the inadequate value Exelon offered you back in October 2008.
Of equal concern, under the terms of Exelon’s current offer, you remain exposed to further deterioration in Exelon’s share price performance which is of particular concern given the deteriorating prospects for Exelon’s core businesses over the past several months as indicated by the following factors:
•	Exelon’s Reduced Earnings Guidance: On March 10, 2009, Exelon provided new disclosures on its 2011 hedge position revealing that it was, in fact, only approximately 30-40% forward contracted, well below the 60-80% position it had previously highlighted. As a result of its reduced hedged position and the greater exposure to lower commodity prices, Exelon decreased its estimated 2011 earnings per share from the range of $5 to $6 per share to $4 to $5 per share, causing several equity analysts to lower earnings estimates, valuation price targets and ratings for Exelon shares.

•	Exelon’s Core Market Cash Flow Further Reduced by Renewables Penetration: We expect over the next several years there will be a very substantial effort to tap the exceptional wind resources of the Upper Midwest combined with a build out of high voltage transmission lines to bring that renewable energy to the Chicago area, the closest major load center. In our view, this trend would put considerable downward pressure on the earning power of Exelon’s existing generation assets in the Midwest and PJM western regions.

•	Exelon’s Lower Capacity Auction Results Negatively Impact Future Outlook: A recent capacity auction in Exelon’s core market, PJM, yielded a very weak outcome compared to prior auctions in the parts of the market where Exelon has a very substantial number of assets. Indeed, the auction results would indicate that Exelon will experience a capacity revenue drop of nearly 85% in 2012/2013 from 2011/2012 in that market zone.

•	Exelon’s Major Underfunded Pension Liability: Exelon’s unfunded pension and Other Post Employment Benefits (OPEB) obligations have increased materially by approximately $4 billion since its initial proposal for NRG. It is hard for us to understand why it would be in the best interest of NRG stockholders for NRG’s considerable cash resources to be used to shore up Exelon’s shortfall in pension and OPEB funding obligations.

•	Exelon Faces Substantially Reduced Benefits from Carbon Legislation: Reducing the market’s expectation of a windfall from prospective federal climate change legislation, Exelon recently has indicated that its uplift from current legislation being considered in the U.S. House of Representatives, per $1/ton carbon uplift, would be approximately 25% lower than what it previously disclosed.[1] Exelon, of course, only will realize this uplift if the legislation is enacted in its present form and when it ultimately is implemented.

•	Exelon Equity Issuance Would Result in Dilution for NRG Stockholders: Over two months after the expiry of the second exchange offer, at an analyst hosted meeting on June 9, 2009, Exelon confirmed that it may have to issue $1 billion of common equity to maintain its investment grade credit rating, if it completes the NRG acquisition.[1] As demonstrated below, this would significantly dilute the value due to NRG stockholders in a transaction, since as a fixed exchange ratio offer you would be accepting Exelon stock in exchange for your NRG stock. An equity issuance dilutes the value of the Exelon shares you would receive by an amount which remains indeterminate until you know the size of the issuance. If, for example, Exelon issues $1 billion of additional equity, it would lower the effective exchange ratio from 0.485 to 0.470, an additional dilution of 3% of an already inadequate offer for NRG stockholders. If it’s closer to $2 billion, that exchange ratio drops to 0.455x, a 6.1% decrease to the already weak offer price.
. . .ON THE OTHER HAND, NRG HAS EXECUTED ON NUMEROUS
VALUE-CREATING INITIATIVES OVER THE PAST SEVERAL MONTHS FOR
WHICH YOU RECEIVE NO COMPENSATION UNDER EXELON’S ORIGINAL
(AND UNCHANGED) OFFER
Since Exelon made its original proposal, your Board has overseen a number of achievements that have significantly increased the value of NRG for its stockholders:
•	NRG’s Value and Cash Accretive Acquisition of Reliant Energy Retail: This acquisition has combined the complementary generation and retail portfolios of NRG and Reliant to create a stronger player in the Texas power market. In addition to promoting significant credit and collateral synergies, the Reliant Energy retail acquisition is expected to add more than 10% to NRG’s EBITDA in its first full year, a business addition which we conservatively estimate to be worth over $4/per share in value to NRG stockholders. From Texas Genco in 2005 to Reliant in 2009, NRG has a history of moving quickly to capitalize on the best opportunities in the market.
     As one analyst recently put it:
“We believe that Exelon should have to increase its hostile acquisition offer as the combined NRG-Reliant is more valuable than NRG as a standalone.”
          —Angie Storozynski and Andrew Weisel, Macquarie Research Equities, May 26, 2009

[1]	Hugh Wynne, Bernstein Research, June 10, 2009

•	NRG’s Accelerating Value Creation from Leading Nuclear Development of STP 3&4: NRG’s nuclear development initiative, South Texas Project 3&4 (STP 3&4), was recently selected as one of only four nuclear development projects advanced by the Department of Energy in its nuclear loan guarantee program (out of 18 total applications). This initiative is being pursued through Nuclear Innovation North America LLC (NINA), our 88%/12% joint venture with Toshiba Corporation, which continues to lead the way in nuclear development in merchant markets.
     Remarking on this joint venture and NRG’s additional strategic nuclear developments, a Wachovia analyst recently stated:
     “Toshiba’s base investment of $150MM for a 12% share of NINA implies a $1.25B value for NINA, which suggests NRG’s ownership in NINA is worth about $4 per NRG share–not too shabby considering NRG got its 88% interest in NINA simply by contributing its 50% interest in the development rights to STP 3 and 4.”
     —Michael Bolte, Wachovia Capital Markets, LLC, June 4, 2009
•	NRG’s Carbon Reduction and Value Creation in Solar Development: NRG entered into an agreement with eSolar, a leading provider of modular, scalable solar thermal power technology, to develop solar power plants with a total generation capacity of up to 500 megawatts (MW) at sites in California and the Southwest with long term power sales agreements and potential for federal stimulus funding.
•	NRG has Demonstrated its Market Access to Reduce Risk and Access Capital Through Numerous Value-Creating Initiatives associated with its Day-to-Day and Intrinsic Development Business. NRG has:
➢	Substantially hedged all baseload generation capacity (on volumetric and price basis) through 2011, largely insulating NRG from the current challenging economic conditions.

➢	Pre-financed the permanent capital needs for our Reliant Energy retail business, after only three weeks of ownership, through a $700 million unsecured bond offering that was competitively priced and substantially oversubscribed.

➢	Sold our 50% ownership interest in MIBRAG, an integrated coal mining and power generating business located in central Germany, for approximately US $260 million pre-tax, a price which was significantly value accretive to NRG stockholders.

➢	Completed a $534 million nonrecourse financing of the 400MW GenConn gas peaking facilities co-owned by NRG and United Illuminating.
The NRG Board strongly believes that the benefit of the numerous value-creating actions, implemented by NRG since Exelon launched its offer, belong fully to the NRG stockholders. As Exelon has not modified its offer to reflect our increased value, they are in effect seeking to secure all of the benefits of the Reliant acquisition and NRG’s other recent successes for the Exelon stockholders. We believe this is particularly inequitable given that Exelon had ample opportunity to participate in the Reliant sales process last winter and could have, by so doing, created the same value for their stockholders directly rather than by seeking to divert the value that now rightfully belongs to you, the stockholders of NRG.

YET NRG’S STOCK PRICE PERFORMANCE HAS LAGGED DURING THIS PERIOD
OF VALUE CREATION SEEMINGLY DUE TO THE OVERHANG FROM EXELON’S
INADEQUATE, RISKY AND HIGHLY CONDITIONAL PROPOSAL
NRG’s stock performance remains shackled to Exelon’s underperforming stock by the Exelon fixed exchange ratio offer. Since Exelon announced its offer for NRG at the depth of last fall’s financial distress, the stocks of competitive power generators like NRG have recovered and over the last three months risen on average by approximately 123%—with the outlier being NRG, which has only risen by approximately 40%. This sub-average market performance has occurred despite the fact that, unique among its peer group, NRG delivered record EBITDA and free cash flow results for fiscal year 2008, achieved significant milestones in its industry-leading development program and announced and closed multiple value-accretive M&A transactions.
This discrepancy led another analyst to note:
“. . .we believe NRG is trading at 6.5x EV/EBITDA and has a stand-alone value of $25.00 per share. Comparing this to other independent power producers, such as Calpine, which trades at 12x, and Dynegy, trading at 9x, NRG is the cheapest way to play pure merchant generation. Since March 9, 2009, CPN has appreciated 175% and DYN 113%, while NRG has only increased by 22.9%.”
     —Paul B. Fremont, Jefferies & Company, Inc., June 4, 2009
AND NOW EXELON IS SEEKING TO UNSEAT FOUR HIGHLY QUALIFIED NRG
DIRECTORS WHO HAVE PRESIDED OVER THIS FIVE-YEAR TRACK RECORD OF VALUE
CREATION ON BEHALF OF ALL NRG STOCKHOLDERS
The proof of the exceptional qualifications of the NRG Board of Directors is in NRG’s unparalleled record of financial, operational and transactional execution.
Prior to the global financial crisis and the dramatic decline in commodity prices last year, which impacted the entire energy sector, NRG’s stock price had approximately quadrupled since 2003. Over the five-year period from 2003 to 2008, NRG’s stock price outperformed not only its peer group and relevant indices (S&P 500 and Philadelphia Utility Index), but the industry as a whole, including Exelon.
Now Exelon seeks to pack NRG’s Board with its own nominees. We believe Exelon is taking this action for one and only one purpose: to compel a different decision by the NRG Board with respect to the merits of Exelon’s exchange offer. In fact, Exelon has said it “would be satisfied with winning four, five or six seats, as long as it can influence the board to endorse a deal.”2
Exelon’s comments and actions, in our view, suggest that they have determined that it is simpler, easier and much, much cheaper for them to successfully determine the outcome of their exchange offer through their Board packing scheme than it would be for them to offer a fair exchange ratio for NRG shares. Our strong recommendation is that NRG stockholders should absolutely reject this attempt to transfer the value of your Company to Exelon’s stockholders without giving you adequate compensation.

[2]	Joshua Boak, Exelon Gains Ground in Bid to Take Over NRG, The Chicago Tribune, February 27, 2009

REJECT EXELON’S INADEQUATE EXCHANGE OFFER:
VOTE ON YOUR WHITE PROXY CARD “FOR” NRG’S FOUR INDEPENDENT
AND EXPERIENCED BOARD MEMBERS AND “AGAINST” EXELON’S BOARD
EXPANSION PROPOSAL
Whether or not you plan to attend the NRG Annual Meeting, you and other holders of NRG shares will have the opportunity to tell Exelon, in no uncertain terms, that it cannot deprive you of the true value of your investment by signing, dating and returning the enclosed WHITE proxy card promptly after you receive it. You may also vote by phone or Internet by following the instructions on your WHITE proxy card. We urge you to discard Exelon’s blue proxy card.
Your vote is important, no matter how many or how few shares you own. If you have any questions or need any assistance voting your shares, please contact MacKenzie Partners, Inc., which is assisting NRG in this matter, at 800-322-2885.
On behalf of NRG’s Board of Directors, we thank you for your continued support.

Sincerely,

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board

Important Information
In connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”), NRG Energy, Inc. (“NRG”) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

If you have any questions, require assistance with voting your
WHITE proxy card, or need additional copies of the
NRG proxy materials, please contact:
105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com
(212) 929-5500 (Call Collect)
Or
TOLL-FREE (800) 322-2885